PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

4 July 2006


06015349

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,



James Orr
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

7/20

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 4 July, 2006.

Ref.	Title	Dated
1.	Form 604 – Notice of change of interests of substantial holder (Maple-Brown Abbott Limited)	4 May 2006
2.	PaperlinX to establish new office products business in Australia	17 May 2006
3.	Form 603 – Notice of initial substantial holder (Franklin Resources, Inc. and its affiliates)	22 June 2006

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

RECEIVED
2006 JUL 20 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To Company Name/Scheme: Paperlinx Ltd.

ACN/ARBN: 005 146 350

1. Details of substantial holder (1)

Name: Franklin Resources, Inc. and its affiliates

ACN (if applicable): N/A

The holder became a substantial holder on 6/22/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary Shares	23,354,078	23,354,078	5.234%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Name of relevant interest (7)	Class and number of securities
See Annexure B, item 1	See Annexure B, item 2	See Annexure B, item 3

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure B, item	See Annexure B, item 6	See Annexure B, item 8	See Annexure

1			B, items 3,7 & 9

5. *Consideration*

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
See Annexure B, item 1	See Annexure B, item 4	See Annexure B, item 5	See Annexure B, item 5	See Annexure B, item 3 & 4

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
The persons referred to in paragraph 1 of Annexure A are associates of Franklin Resources, Inc. by virtue of being a related body.	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	See annexure A

Signature

print name Robert Rosselot

Capacity: Assistant Secretary, Franklin Resources, Inc.

sign here

date June 23, 2006

Annexure A

1 Names and addresses of all associates for whom composite notice is given:

Name	Address
Franklin Resources, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Capital Group	1800 Gateway Drive San Mateo, CA 94404
Franklin Agency Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Capital Corporation	47 West 200 South, Suite 500 Salt Lake City, UT 84104-1621
Franklin Advisers Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Bank & Trust, F.S.B.	2302 President's Drive, Suite F Salt Lake City, Utah, UT 84120
Franklin Investment Advisory Services Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403
Templeton Worldwide Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Companies, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Services, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Investor Services, LLC	10600 White Rock Road Rancho Cordova, CA 95670-6032
Franklin Templeton Travel, Inc.	One Franklin Parkway San Mateo, CA 94403
Franklin Templeton Distributors, Inc.	One Franklin Parkway San Mateo, CA 94403
FS Properties, Inc	1800 Gateway Drive San Mateo, CA 94404
Templeton Funds Annuity Company	100 Fountain Pkwy St. Petersburg, FL 33716-1205
FCC Receivables Corporation	One Franklin Parkway San Mateo, CA 94403
Franklin Receivables, LLC	One Franklin Parkway San Mateo, CA 94403
Franklin Mutual Advisers, LLC	101 John F. Kennedy Parkway Short Hills, NJ 07028-2789
Franklin Advisory Services, LLC	One Parker Plaza, 9th Floor Fort Lee, NJ 07024-2938
Templeton Investment Counsel, LLC	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Templeton Asset Management Ltd.	7 Temasek Boulevard #38-03 Suntec Tower One, Singapore, 038987
Franklin Templeton Italia S.G.R.p.A	Corso Italia, 1 20122 Milano, Italy
Franklin Templeton Management Luxembourg	26 Boulevard Royal

SA	L-2011 Luxembourg, Grand Duchy of Luxembourg
Templeton International, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Franklin Templeton Investment Services GmbH	Mainzer Landstr. 16 D-60325 Frankfurt am Main. Germany
Franklin Templeton Switzerland Limited	Bahnhofstrasse 22 CH-8022 Zurich, Switzerland
Franklin Templeton France SA/ Franklin Templeton Asset Management SA	16-18 Avenue George V 75008 Paris, France
Franklin Templeton Investments Corp	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Heritage Limited	One Financial Place 1 Adelaide Street East, Suite 2101 Toronto, Ontario, Canada M5C 3B8
Templeton Franklin Global Distributors Limited	Appleby, Spurling & Kempe 41 Cedar House Avenue P.O. Box HM 1179, Hamilton HM EX, Bermuda
Happy Dragon Holdings Limited	P.O. Box 71, Road Town Tortola, British Virgin Islands
Templeton/Franklin Investment Services, Inc.	26515 Carmel Rancho Blvd. Carmel, CA 93923
Franklin Templeton Investments (Asia) Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Templeton do Brasil Ltda.	Rua Lauro Muller 116, Sala 2404 Rio de Janeiro, RJ, Brazil
Templeton Research Poland SP.z.o.o	ILMET Al. Jana Pawla II 15, 10th Floor, 00-828 Warsaw, Poland
Templeton China Research Limited	18 Floor, North Tower, Shanghai Stock Exchange Building 528 Pudong S. Road, Pudong District, Shanghai 200120, P.R. China
Templeton Asian Direct Investments Limited	17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Franklin Templeton International Services S.A.	26 Boulevard Royal L-2449 Luxembourg, Grand Duchy of Luxembourg
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor 14-1, Kyobashi 2-chome, Chuo-ku, Tokyo 104-0031, Japan
Franklin Templeton Global Investors Limited/ Franklin Templeton Investment Management Limited	5 Morrison Street Edinburgh, Scotland EH3 8BH
Franklin Templeton Investment Management Limited	The Adelphi Building 1-11 John Adam Street London WC2N 6HT
Franklin Templeton Investments Australia Ltd.	Level 25, 360 Collins Street Melbourne, Victoria 3000, Australia
Templeton Global Holdings Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Franklin Templeton Holding Limited	C/o Pricewaterhouse Coopers LLP Cathedral Square, Port Louis, Mauritius
Franklin Templeton Services Limited	The Sweepstakes Centre Block C, Ballsbridge, Dublin 4, Ireland
Closed Joint-Stock Company Templeton	16/2 Ulitsa Tverskaya Pushkin Plaza, 5th Floor, 103009 Moscow, Russia
Templeton Global Advisors Limited	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas

Franklin Templeton Asset Management (India) Private Limited	Wochardt Tower , Level -4 Bandra Kurla Complex Bandra - East Mumbai 400051
Franklin Templeton International Services (India) Private Limited	Quadrants 3 & 4 3rd Floor Cyber Towers Hytec City Madhapur Hyderabad 500081
Franklin Templeton Investment Management Limited	Transpolis Schiphol Airport Polarisavenue 83G, 2132 JH Hoofddorf The Netherlands
Templeton Asset Management (Labuan) Limited	Lot H, Level 7 Wisma Oceanic, Jalan OKK Awang Besar 87007 Federal Territory of Labuan, Malaysia
Franklin Templeton Investment Trust Management Co Ltd (Korea)	3rd Floor, CCMM Building 12 Youido-Dong, Youngdungpo-Gu Seoul, Korea 150-968
Templeton Capital Advisors Ltd.	P.O. Box N-7759 Lyford Cay, Nassau, Bahamas
Fiduciary Trust Company International	600 5th Avenue, 4th Floor New York, New York 10020
Fiduciary Tax Services, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Investment Corporation	600 5th Avenue New York, New York 10020
Fiduciary International, Inc.	600 5th Avenue New York, New York 10020
Fiduciary Financial Services Corp.	600 5th Avenue New York, New York 10020
Fiduciary International Holding Inc.	1717 Pennsylvania Avenue N.W., Suite 630 Washington DC 20006
Fiduciary Investment Management International, Inc.	1133 Connecticut Avenue, NW Suite 330, Washington D.C. 20036
Fiduciary Trust International of Delaware	1220 North Market Street Wilmington, Delaware 19801
Fiduciary Trust International of California	One Franklin Parkway, Building 910, First Floor San Mateo, California 94403
Fiduciary Trust International of the South	Miami Office: 200 South Biscayne Blvd., Ste. 3050 Miami, Florida 33131
Fiduciary Trust International of the South	Los Angeles Office: 444 South Flower Street, 32nd Floor, Los Angeles, CA 90071
FTI- Banque Fiduciary Trust	Zurich Representative Office Bahnhofstrasse 22, PO Box, 8022 Zurich, Switzerland
FTI- Banque Fiduciary Trust	World Trade Center II, Route de Pre-Bois 29, Case Postale 156, 1215 Geneva 15, Switzerland
Fiduciary International Ireland Limited	Deloitte & Touche House 29 Earlsfort Terrace, Dublin 2, Ireland
FTCI (Cayman) Ltd.	11 Dr. Roy's Drive, Grand Cayman, Cayman Islands
Fiduciary Trust International Investment Management, Inc.	Kanematsu Bldg., 5th Floor, 2-14-1, Kyobashi, Chuo-ku, Tokyo 104-0031
Franklin Templeton Institutional Asia Limited	17th Floor, Chater House 8 Connaught Road Central Hong Kong
Fiduciary Trust International Limited	The Adelphi Building

	1-11 John Adam Street London WC2N 6HT
Franklin Templeton Alternative Strategies, Inc.	500 East Broward Boulevard, Suite 2100 Fort Lauderdale, FL 33394-3091
Darby Holdings, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Partners, L.P.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Overseas Investments Ltd.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby CEE Founder Partner II, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Global SICAV Managers, LLC	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Europe Mezzanine Management	Georgetown, Cayman Islands
MassMutual/Darby CBO IM, Inc.	1133 Connecticut Ave., NW, Suite 400 Washington, DC 20036
Darby Latin American Mezzanine Investments	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Income Investments, LLC	Georgetown, Cayman Islands
Darby Emerging Markets Income Investments, Ltd.	Georgetown, Cayman Islands
Darby Asia Investors, Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby-BBVA Latin American Investors, Ltd.	Rua Jeronimo da Veiga 45 – 4th floor 04536-000 Sao Paulo (SP) Brazil
Darby Emerging Markets Investments LDC	Georgetown, Cayman Islands
Asia Infrastructure Mezzanine Capital Management Co., Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
Darby Asia Investors (HK), Ltd.	Unit 1607-1608, 16th Floor, Charter House, 8 Connaught Road, Central, Hong Kong
DBVA Mexico Holdings I, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA Mexico Holdings II, LLC	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
DBVA de Mexico, S. de R.L. de C.V.	Montes Urales 770, Officina 401, Col. Lomas de Chapultepec, Mexico, D.F. 11000
C&EE General Partners Ltd.	St. Helier Jersey, Channel Islands
Emerging Europe Beteiligungsverwaltung GMBH	Dr. Karl Lueger-Ring 10, 1010 Vienna, Austria
C&EE Private Equity Partners, L.P.	St. Helier Jersey, Channel Islands
Franklin Templeton Institutional, LLC	One Franklin Parkway, San Mateo, CA 94403-1906
Franklin Templeton AMC Limited	Century Centre, 75 TTK Road, Chennai, India 600018

Pioneer ITI Mutual Fund Private Limited	Century Centre, 75 TTK Road, Chennai, India 600018
Templeton Restructured Investments, LLC	500 E. Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394
TRFI Investments Limited	2-4 Arch Makarios III Avenue, Capital Centre 9th Floor, 1505 Nicosia, Cyprus

This is the annexure of 5 pages marked Annexure A signed by me and dated June 23, 2006.

....

Robert Rosselot, Assistant Secretary

ANNEXURE B
DETAILS OF ENTITLEMENTS AND RELEVANT INTERESTS

1. Holder of Relevant Interest	2. Nature of Relevant Interest	3. Class & Number of Shares (Ords).	4. Date of Acquisition	5. Consideration in AUD$
Franklin Advisers, Inc.	Acquisition	260,495	3/3/2006	3.45
	Acquisition	40,000	3/27/2006	3.70
	Acquisition	4,208	3/28/2006	3.70
	Acquisition	13,166	3/29/2006	3.70
	Acquisition	13,122	3/29/2006	3.73
	Acquisition	11,113	4/4/2006	3.69
	Acquisition	65,499	4/24/2006	3.47
Franklin Templeton Investments Asia Limited	Acquisition	168,000	5/12/2006	3.21
	Acquisition	264,000	5/15/2006	3.18
	Acquisition	45,000	5/16/2006	3.18
	Acquisition	39,000	5/17/2006	3.20
	Acquisition	168,000	5/18/2006	3.14
	Acquisition	78,000	5/19/2006	3.15
	Acquisition	36,000	5/22/2006	3.18
	Acquisition	45,000	5/23/2006	3.18
	Acquisition	188,562	5/25/2006	3.19
Franklin Templeton Investment Management Ltd.	Acquisition	404,547	3/14/2006	3.61
	Acquisition	224,000	3/15/2006	3.67
	Acquisition	16,000	3/16/2006	3.72
	Acquisition	383,056	3/17/2006	3.74
	Acquisition	93,000	5/12/2006	3.21
	Acquisition	145,100	5/15/2006	3.18
	Acquisition	24,000	5/16/2006	3.18
	Acquisition	21,000	5/17/2006	3.20
	Acquisition	93,000	5/18/2006	3.14
	Acquisition	42,000	5/19/2006	3.15
	Acquisition	21,000	5/22/2006	3.18
	Acquisition	24,000	5/23/2006	3.18
	Acquisition	104,020	5/25/2006	3.19
Templeton Asset Management Ltd.	Acquisition	76,000	3/15/2006	3.67
	Acquisition	6,660	3/16/2006	3.72
	Acquisition	159,917	3/17/2006	3.74
	Acquisition	19,540	3/24/2006	3.74
	Acquisition	210,000	3/27/2006	3.70
	Acquisition	26,000	3/28/2006	3.70
	Acquisition	62,000	3/29/2006	3.70
	Acquisition	9,364	3/31/2006	3.78
	Acquisition	58,887	4/4/2006	3.69
	Acquisition	12,304	4/6/2006	3.74
	Acquisition	9,084	4/10/2006	3.60
	Acquisition	9,356	4/18/2006	3.49

	Acquisition	8,051	4/26/2006	3.50
	Acquisition	3,671	4/27/2006	3.38
	Acquisition	21,819	5/3/2006	3.21
	Acquisition	8,391	5/4/2006	3.12
	Acquisition	4,229	5/5/2006	3.12
	Acquisition	13,357	5/8/2006	3.13
	Acquisition	12,000	6/22/2006	3.10
Templeton Global Advisors Limited	Acquisition	161,340	3/6/2006	3.51
	Acquisition	49,000	5/17/2006	3.20
	Acquisition	196,100	5/18/2006	3.14
	Acquisition	90,000	5/19/2006	3.15
	Acquisition	45,000	5/22/2006	3.18
	Acquisition	55,814	5/23/2006	3.18
	Acquisition	212,876	5/25/2006	3.19
	Acquisition	3,188,000	6/22/2006	3.10
Templeton Investment Counsel, LLC	Acquisition	89,000	5/12/2006	3.21
	Acquisition	138,000	5/15/2006	3.18
	Acquisition	22,750	5/16/2006	3.18
	Acquisition	21,000	5/17/2006	3.20
	Acquisition	87,000	5/18/2006	3.14
	Acquisition	40,000	5/19/2006	3.15
	Acquisition	20,098	5/22/2006	3.18
	Acquisition	24,000	5/23/2006	3.18
	Acquisition	98,916	5/25/2006	3.19

6. Registered Holder of Shares	7. Class and Number of Shares
ANZ MELBOURNE	1,844,790 ordinary shares
CITIBANK MELBOURNE	536,661 ordinary shares
JP MORGAN CHASE SYDNEY	12,806,192 ordinary shares
NATIONAL AUSTRALIA BANK	487,464 ordinary shares
WESTPAC	7,678,971 ordinary shares

8. Person entitled to be registered as holder	0 Class and Number of Shares (Ordinary Shares)
SEPARATE ACCOUNTS	
CITY OF HARTFORD M E R F	161,470
EM192	379,300
J HANCOCK TR INTL SM CAP	3,111,713
JHANCOCK FUNDS II-INTL SM	2,195,958
M D Equity Fund	1,844,790
SBB Asian Equity Fund	131,166
SBB Global Balanced Fund	122,788
SBB Global Growth Fund	178,985
VALIC COMPANY I FOREIGN	1,992,000

MUTUAL FUNDS	
FTIF T Smaller Cos Fund	1,594,723

FTIT T FGN SMALL CO FUND	2,647,437
T Global Smaller Co Fund	7,001,361
TEM MPF - ASIAN BALANC FD	92,764
TEMP GLOBAL INCOME FUND	52,132
TEMP INT SMALLER CO FUND	682,055
Temp Interna (ex Em) Fund	161,340
TEMP MPF AP EQUITY FUND	10,958
TGIT-TEMPLETON INCOME F	273,862
TIFI - FOREIGN SMALLER C	719,276

NOTES

1. **Nature of Relevant Interest:**

- Except as provided below, the relevant interest of each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A was acquired by virtue of an associate of, or related body corporate each of FRI and the bodies corporate referred to in paragraph 1 of Annexure A, acquiring a relevant interest in voting shares of the company.

- The nature of the relevant interest acquired by the bodies corporate referred to in item 1 of Annexure B in relation to the voting shares referred to in item 3 of Annexure B arose by virtue of those companies having the right to dispose of the shares in the company as a result of the Investment Management Agreements set out below:

  Investment Management Agreement between Franklin Advisers, Inc. and Tem MPF Asia Balanced Fund

  Investment Management Agreement between Franklin Advisers, Inc. and Temp Global Income Fund

  Investment Management Agreement between Franklin Advisers, Inc. and TGIT – Templeton Income Fund

  Investment Management Agreement between Franklin Templeton Investments (Asia) Limited and T Global Smaller Co. Fund

  Investment Management Agreement between Franklin Templeton Investments (Asia) Limited and Temp MPF AP Equity Fund

  Investment Management Agreement between Franklin Templeton Investments (Asia) Limited and TIFI – Foreign Smaller Co. Fund

  Investment Management Agreement between Franklin Templeton Investment Management Limited and FTIF T Smaller Companies Fund

  Investment Management Agreement between Templeton Asset Management Ltd and EM192

  Investment Management Agreement between Templeton Asset Management Ltd and SBB Asian Equity Fund

  Investment Management Agreement between Templeton Asset Management Ltd and SBB Global Balanced Fund

  Investment Management Agreement between Templeton Asset Management Ltd and SBB Global Growth Fund

  Investment Management Agreement between Templeton Global Advisors Limited and MD Equity Fund

  Investment Management Agreement between Templeton Global Advisors Limited and Temp Interna (ex EM) Fund

Investment Management Agreement between Templeton Global Advisors Limited and Valic Company I Foreign

Investment Management Agreement between Templeton Investment Counsel, LLC and City of Hartford MERF

Investment Management Agreement between Templeton Investment Counsel, LLC and FTIT T Foreign Small Co. Fund.

Investment Management Agreement between Templeton Investment Counsel, LLC and J Hancock Tr Intl. Small Cap.

Investment Management Agreement between Templeton Investment Counsel, LLC and J Hancock Funds II – Intl Sm.

Investment Management Agreement between Templeton Investment Counsel, LLC and Temp Int. Smaller Co. Fund.

- Particulars of any relevant agreement or other circumstances by which the relevant interest was acquired: the interests were acquired in the ordinary course of business on the stock market of a stock exchange in accordance with the rules of the stock exchange and containing no terms or conditions other than the standard terms or conditions.

- Particulars of any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the shares to which the relevant interests relates: not applicable.

2. **Consideration**

Details of any and all benefits other than money, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition: not applicable.

This is the annexure of 4 pages marked Annexure B referred to in the Form 603 - Initial Substantial Shareholder Notice signed by me and dated June 23, 2006.

....

Robert Rosselot, Assistant Secretary

PaperlinX

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

17 May 2006

PaperlinX to establish new Office Products Business in Australia

In a further strategic initiative, PaperlinX has announced today that it will establish a new business entity to further build on its existing business platform in office products in Australia. The new business will be formed through the integration of the *tudor*® group, Spicers Office Papers and Australian Paper's Office Papers Division.

With brands such as Reflex®, tudor®, Optix®, Olympic®, Universal® and Zoom® and sales above $400 million, this newly integrated business will be one of the largest office products suppliers in Australia. The combined business will be in a position to increase value and service to customers, through a more efficient route to market, as well as providing an excellent opportunity for all three existing businesses to improve their long term sustainability.

The newly announced management team headed by Peter Diplaris, currently Australian Paper's General Manager Office Papers, will develop an implementation plan, including the future organisation structure, name of the business, customer service improvement plans, brand management and other business plans.

Commenting on today's announcement, Tom Park, Managing Director of PaperlinX said, "This initiative will allow the business to increase the focus on our key brands, align the talent we have within all three businesses and more efficiently service customers for the benefit of customers, employees and shareholders. This strategic initiative builds on the internal momentum within PaperlinX to create value for our shareholders by focussing on the areas within our control. In the continuing challenging external market conditions we face, it is pleasing to be able to bring forward additional positive initiatives."

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

NEWS RELEASE

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America, South Africa and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

Form 604

Corporations Act 2001
Section 671B

RECEIVED
2006 JUL 20 P 2:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of change of interests of substantial holder

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN: 005 146 350

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 02/05/06

The previous notice was given to the company on: 01/11/05

The previous notice was dated: 28/10/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	46,753,518	10.48%	51,241,490	11.48%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
02/05/06	Refer Annexure A	Purchases	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C--------------	---------	-------------

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy capacity Company Secretary

sign here



date 04 / 05 /06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

PaperlinX Limited
Registered Shareholdings as at 28 October 2005

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	15,448,030
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	10,185,124
RBC Dexia Investor Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	10,024,092
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	4,608,347
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	3,054,800
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	2,550,000
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	883,125
		46,753,518



4-5-06

Annexure B

PaperlinX Limited
Net Trades between 29 October 2005 and 2 May 2006

Date	Quantity	Consideration
31-Oct-2005	450,000	1,375,778.01
03-Nov-2005	101,000	324,098.92
28-Nov-2005	(471,500)	(1,654,965.00)
29-Nov-2005	80,000	276,053.07
30-Nov-2005	2,043,601	6,991,737.24
01-Dec-2005	(1,894,016)	(6,477,534.72)
02-Dec-2005	24,000	82,493.44
14-Dec-2005	278,133	1,001,055.37
20-Dec-2005	(240,870)	(902,411.94)
21-Dec-2005	(100,000)	(380,550.60)
10-Jan-2006	6,500	24,055.52
13-Jan-2006	105,000	357,350.03
16-Jan-2006	345,000	1,172,420.33
17-Jan-2006	416,508	1,423,404.54
18-Jan-2006	333,492	1,122,845.45
19-Jan-2006	127,000	433,509.59
20-Jan-2006	150,000	511,643.16
23-Jan-2006	373,500	1,239,647.33
24-Jan-2006	(343,448)	(1,136,617.17)
25-Jan-2006	253,229	860,223.01
27-Jan-2006	(58,000)	(202,059.51)
30-Jan-2006	437,851	1,504,611.57
31-Jan-2006	632,212	2,148,585.31
01-Feb-2006	430,000	1,448,988.80
02-Feb-2006	769,933	2,455,042.83
06-Feb-2006	170,000	522,806.78
09-Feb-2006	(315,000)	(982,800.00)
10-Feb-2006	10,000	30,634.66
13-Feb-2006	20,537	63,222.06
14-Feb-2006	240,920	756,153.39
20-Feb-2006	(476,961)	(1,545,353.64)
21-Feb-2006	55,000	173,726.47
23-Feb-2006	70,000	211,261.76
27-Feb-2006	(299,719)	(986,075.51)
28-Feb-2006	100,555	332,964.65
18-Apr-2006	151,000	525,576.73
19-Apr-2006	306,500	1,060,209.98
20-Apr-2006	(1,436,752)	(4,956,794.40)
21-Apr-2006	8,305	28,728.67
27-Apr-2006	660,232	2,234,675.59
28-Apr-2006	656,230	2,208,298.41
02-May-2006	318,000	1,043,389.25
	4,487,972	**14,720,029.43**

[signature] 4-5-06

Annexure C

PaperlinX Limited
Registered Shareholdings as at 2 May 2006

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	15,986,621
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	11,834,059
RBC Dexia Investor Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	10,291,401
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	5,149,958
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	3,942,300
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	3,011,000
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,026,151
		51,241,490



4-5-06